UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of September 30, 2013 and December 31, 2012 and for the nine-month periods ended September 30, 2013 and 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 5, 2013

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of September 30, 2013 and December 31, 2012 and for the nine-month periods ended
September 30, 2013 and 2012 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2013	2012
REVENUES
Sales by Company-operated restaurants	$2,858,917	$2,669,229
Revenues from franchised restaurants	128,390	118,488
Total revenues	2,987,307	2,787,717

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,007,556)	(935,808)
Payroll and employee benefits	(615,118)	(555,026)
Occupancy and other operating expenses	(786,542)	(725,371)
Royalty fees	(139,731)	(132,599)
Franchised restaurants – occupancy expenses	(47,653)	(41,197)
General and administrative expenses	(240,272)	(229,205)
Other operating expenses, net	(12,596)	(11,966)
Total operating costs and expenses	(2,849,468)	(2,631,172)
Operating income	137,839	156,545
Net interest expense	(58,571)	(39,751)
Loss from derivative instruments	(42)	(1,037)
Foreign currency exchange results	(35,255)	(13,071)
Other non-operating expenses, net	(858)	(1,723)
Income before income taxes	43,113	100,963
Income tax expense	(21,424)	(30,672)
Net income	21,689	70,291
Plus (Less): Net loss (income) attributable to non-controlling interests	75	(180)
Net income attributable to Arcos Dorados Holdings Inc.	$21,764	$70,111

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.10	$0.33
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.10	$0.33

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars

	2013	2012

Net income	$21,689	$70,291

Other comprehensive income (loss), net of tax:
Foreign currency translation (net of $nil of income taxes)	(36,889)	(6,830)
Reclassification adjustment for net losses included in net income related to unrecognized prior service cost of post-employment benefits (net of $90 of income taxes for the nine-month period ended September 30, 2013)	174	-
Unrealized results on cash flow hedges:
Unrealized net losses on cash flow hedges (net of $nil of income taxes)	(3,693)	(3,806)
Plus: reclassification adjustment for net losses included in net income (net of $nil of income taxes)	1,058	2,778
Unrealized results on cash flow hedges	(2,635)	(1,028)
Total other comprehensive loss	(39,350)	(7,858)
Comprehensive (loss) income	(17,661)	62,433
Plus (Less): Comprehensive loss (income) attributable to non-controlling interests	178	(208)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(17,483)	$62,225

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of September 30, 2013 and December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of September 30, 2013 (Unaudited)	As of December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$338,006	$184,851
Accounts and notes receivable, net	86,493	105,019
Other receivables	141,331	131,747
Inventories	59,097	54,824
Prepaid expenses and other current assets	107,597	101,148
Derivative instruments	1,289	1,731
Deferred income taxes	20,648	22,178
Total current assets	754,461	601,498

Non-current assets
Miscellaneous	89,147	59,304
Collateral deposits	5,325	5,325
Property and equipment, net	1,163,777	1,176,350
Net intangible assets and goodwill	71,204	67,271
Deferred income taxes	124,161	133,708
McDonald’s Corporation’s indemnification for contingencies	5,281	5,707
Total non-current assets	1,458,895	1,447,665
Total assets	$2,213,356	$2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$221,227	$244,365
Royalties payable to McDonald’s Corporation	23,021	29,278
Income taxes payable	25,891	21,051
Other taxes payable	100,355	104,662
Accrued payroll and other liabilities	184,464	150,690
Provision for contingencies	198	507
Interest payable	7,244	21,567
Short-term debt	8,953	568
Current portion of long-term debt	4,905	1,634
Derivative instruments	12,558	3,952
Total current liabilities	588,816	578,274

Non-current liabilities
Accrued payroll and other liabilities	34,812	40,115
Provision for contingencies	14,265	20,092
Long-term debt, excluding current portion	886,332	649,968
Derivative instruments	-	5,397
Deferred income taxes	7,244	9,007
Total non-current liabilities	942,653	724,579
Total liabilities	1,531,469	1,302,853
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 129,867,426 shares issued and outstanding at September 30, 2013; 129,529,412 shares issued and outstanding at December 31, 2012	358,820	351,654
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding	132,915	132,915
Additional paid-in capital	15,256	18,634
Retained earnings	372,197	400,761
Accumulated other comprehensive losses	(198,068)	(158,821)
Total Arcos Dorados Holdings Inc. shareholders’ equity	681,120	745,143
Non-controlling interests in subsidiaries	767	1,167
Total equity	681,887	746,310
Total liabilities and equity	$2,213,356	$2,049,163

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars

	2013	2012
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$21,764	$70,111
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	86,479	65,306
Loss from tender and exchange offer	12,690	-
Others, net	34,382	36,083
Changes in assets and liabilities	(71,826)	(41,719)
Net cash provided by operating activities	83,489	129,781

Investing activities
Property and equipment expenditures	(149,155)	(171,133)
Loans to related parties	(2,000)	(1,000)
Purchases of restaurant businesses	(324)	(4,000)
Proceeds from sale of property and equipment	4,867	2,851
Other investment activities	(3,189)	(168)
Net cash used in investing activities	(149,801)	(173,450)

Financing activities
Issuance of 2016 Notes	-	149,658
Issuance of 2023 Notes	378,409	-
Purchase of 2019 Notes	(128,131)	-
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(25,018)	(25,018)
Net payments of derivatives instruments	-	(4,322)
Net short-term borrowings	9,811	(274)
Issuance of long-term debt	3,752	-
Other financing activities	(5,738)	(5,989)
Net cash provided by financing activities	233,085	114,055
Effect of exchange rate changes on cash and cash equivalents	(13,618)	(2,550)
Increase in cash and cash equivalents	153,155	67,836
Cash and cash equivalents at the beginning of the year	184,851	176,301
Cash and cash equivalents at the end of the period	$338,006	$244,137

Supplemental cash flow information:
Cash paid during the period for:
Interest	$59,069	$47,779
Income tax	16,724	10,531

Non-cash transactions:
Dividend declared pending of payment	25,018	25,018
Seller financing	2,883	-
Issuance of 2023 Notes in exchange for 2019 Notes	98,225	-

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the nine-month period ended September 30, 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
Balances at beginning of fiscal year	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310

Net income for the period (unaudited)	-	-	-	-	-	21,764	-	21,764	(75)	21,689
Other comprehensive loss (unaudited)	-	-	-	-	-	-	(39,247)	(39,247)	(103)	(39,350)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (unaudited)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (unaudited)	338,014	7,166	-	-	(7,166)	-	-	-	-	-
Stock-based compensation related to the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	3,788	-	-	3,788	-	3,788
Dividends on restricted share units under the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	-	(292)	-	(292)	-	(292)
Dividends to non-controlling interests (unaudited)	-	-	-	-	-	-	-	-	(222)	(222)

Balances at end of period (unaudited)	129,867,426	358,820	80,000,000	132,915	15,256	372,197	(198,068)	681,120	767	681,887

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the nine-month period ended September 30, 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
Balances at beginning of fiscal year	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629
Net income for the period (unaudited)	-	-	-	-	-	70,111	-	70,111	180	70,291
Other comprehensive income (loss) (unaudited)	-	-	-	-	-	-	(7,886)	(7,886)	28	(7,858)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (unaudited)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Dividends on restricted share units under the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	-	(242)	-	(242)	-	(242)
Stock-based compensation related to the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	9,462	-	-	9,462	-	9,462
Dividends to non-controlling interests (unaudited)	-	-	-	-	-	-	-	-	(118)	(118)

Balances at end of period (unaudited)	129,529,412	351,654	80,000,000	132,915	15,196	356,540	(156,275)	700,030	1,098	701,128

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.         Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.         Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2012.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

The Company’s revenues are generally greater in the second half of the year. Although the impact on the Company’s results of operations is relatively small, this impact is due to increased consumption of the Company’s products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Operating results for the nine-month period ended September 30, 2013 are not necessarily indicative of results that may be expected for any future periods.

3.         Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2012.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
3.        Summary of significant accounting policies (continued)

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In February 2013, the FASB issued ASU 2013-02 which provides new guidance on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company adopted this new guidance on January 1, 2013. As a result of such adoption, the Company provides the additional information in Note 10.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.         Short-term debt

Short-term debt consists of the following:
	As of September 30, 2013 (Unaudited)	As of December 31, 2012

Bank overdrafts (i)	$8,462	$480
Other short-term loans	491	88
	$8,953	$568

(i) Mainly comprised of an overdraft granted by Banco Francés in Argentina totaling 48.2 million of Argentine Pesos (equivalent to $8,328 at period-end exchange rate). This overdraft matures in April 2014, and accrues interest at an annual rate of 21.75%.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.         Short-term debt (continued)

Revolving Credit Facility

On August 3, 2011, ADBV had entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 2, 2013, ADBV renewed the revolving credit facility for $75 million maturing on August 3, 2015. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility.

5.         Long-term debt

Long-term debt consists of the following:
	As of September 30, 2013 (Unaudited)	As of December 31, 2012

2023 Notes	$467,842	$-
2016 Notes	306,552	331,859
2019 Notes	99,758	306,798
Capital lease obligations	8,079	9,121
Other long-term borrowings	9,006	3,824
Total	891,237	651,602
Current portion of long-term debt	4,905	1,634
Long-term debt, excluding current portion	$886,332	$649,968

2023 Notes

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473,225 due 2023 (the “2023 Notes”), of which $375,000 were issued at a price of 100.909% and $98,225 were issued as consideration for the partial exchange of 2019 Notes described below.  The 2023 Notes mature on September 27, 2023 and bear interest of 6.625% per year. Periodic payments of principal are not required under the 2023 Notes. Interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes discussed below and to repay certain of the Company´s short-term debt. See Note 14 for details of an additional issuance of 2023 Notes occurred after period-end in connection with an additional exchange of 2019 Notes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.         Long-term debt (continued)

2023 Notes (continued)

The 2023 Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the 2023 Notes. The 2023 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2023 Notes rank equally with all of the Company’s senior unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2023 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: (i) create liens, (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes mature on October 1, 2019 and bear interest of 7.5% per year. Periodic payments of principal are not required under the 2019 Notes. Interest is paid semi-annually.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

On September 10, 2013 the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of ADBV outstanding 2019 Notes for newly issued senior notes due 2023 and to purchase any and all of ADBV outstanding 2019 Notes for cash. The tender and exchange offer expired on September 23, 2013 and October 7, 2013, respectively. At September 30, 2013 the Company had accepted and exchanged $89,955 of ADBV 2019 Notes and had accepted and purchased $118,366 of ADBV 2019 Notes that were tendered prior to September 23, 2013 (the early exchange date and tender expiration date). The total aggregate amount exchanged or purchased was $208,321, representing 67.5% of the then outstanding principal amount of the 2019 Notes. The Company issued senior notes due 2023 for an aggregate principal amount of $98,225 and paid $51 in cash as consideration for the exchange. The Company paid $128,131 as tender consideration for the purchase. The Company also paid $7,638 in cash for accrued and unpaid interests related to the tendered and exchanged debt. As a result of the tender and exchange offer, the Company incurred a one-time loss amounting to $12,690. This loss is comprised of (i) $9,765 related to the tender consideration in excess of the principal amount of the purchased debt, (ii) $1,434 related to the accelerated amortization of deferred financing costs of the purchased debt, (iii) $623 related to the accelerated accretion of the original discount of the purchased debt, and (iv) $868 related to the costs incurred in connection with the exchange offer. The exchange of debt was accounted for as a modification of debt and as such, the related effects will be recognized prospectively based on a new effective interest rate. See Note 14 for details of the additional exchange of 2019 Notes occurred after period-end and before the exchange expiration date.

Interest expense related to the 2019 Notes was $17,185 and $17,359 for the nine-month periods ended September 30, 2013 and 2012. Amortization of deferred financing costs related to the 2019 Notes (including the accelerated amortization as a result of the tender offer) amounted to $1,858 and $458 for the nine-month periods ended September 30, 2013 and 2012. Accretion of the original discount related to the 2019 Notes (including the accelerated accretion as a result of the tender offer) amounted to $808 and $200 for the nine-month periods ended September 30, 2013 and 2012. Loss from the tender offer of the 2019 Notes at a price higher than the nominal value amounted to $9,765 during the nine-month period ended September 30, 2013. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2019 Notes are redeemable at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the 2019 Notes. The 2019 Notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of the Company’s subsidiaries. The 2019 Notes rank equally with all of the Company’s unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2019 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: enter into sale and lease-back transactions; and consolidate, merge or transfer assets.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.         Long-term debt (continued)

2019 Notes (continued)

The 2019 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2016 Notes

On July 13, 2011 the Company issued R$400 million of Brazilian-real notes due 2016 in a private placement (the “Brazilian notes” or “2016 Notes”). In addition, on April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 Notes at a price of 102.529%.

The 2016 Notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The 2016 Notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries.

Interest expense related to the 2016 Notes was $23,998 and $21,847 for the nine-month periods ended September 30, 2013 and 2012, respectively. Amortization of deferred financing costs related to the 2016 Notes amounted to $580 and $649 for the nine-month periods ended September 30, 2013 and 2012, respectively. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2016 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2016 Notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the 2016 Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 Notes to be due and payable immediately.

The 2016 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

6.         Derivative instruments

Derivatives not designated as hedging instruments

Bond swaps

On December 10, 2009, the Company decided to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in US dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per US dollar).

These swap agreements did not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. At December 31, 2011, the fair market value of the swap agreements outstanding totaled $2,583 payable. On April 24, 2012 the Company settled these derivatives before their maturity. During the nine-month period ended September 30, 2012, the Company made net payments to the counterparties totaling $4,322 in connection with these agreements. During the nine-month period ended September 30, 2012, the Company recognized a net loss of $1,738 in connection with these agreements that is included within “Loss from derivative instruments” in the Company’s consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.         Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price. As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”.

On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to ADBV Long-Term Incentive Plan. Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 380 basis points (330 basis points at the inception) over a USD notional amount ($31,290 at the inception). The Company may, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $7.57; or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than 8.95. The agreement will mature no later than September 2014.

During the nine-month period ended September 30, 2013 the Company reduced the notional number of class A shares underlying the total equity return swap transaction by 1,250,000 shares (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interests and fees) during the nine-month period ended September 30, 2013.

The Company has not designated the swap as a hedge under ASC Topic 815. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. As a result, the adjustments to the value of the swap tend to offset the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, and there is no significant impact on the Company’s consolidated statement of income. The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

At September 30, 2013 the fair market value of the total equity return swap amounted to $1,724 payable ($3,952 payable at December 31, 2012). During the nine-month periods ended September 30, 2013 and 2012, the Company recorded gains of $354 and $3,775, respectively within “General and administrative expenses” and losses of $449 and $130, respectively within “Net interest expense” in connection with this agreement. In addition, during the nine-month period ended September 30, 2013 the Company paid interests amounting to $592 in connection with this agreement.

Derivatives designated as hedging instruments

Forward contracts

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, the Company purchased a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per US dollar.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.         Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company purchased a total amount of $8,226 at an average forward rate of 1,855.8 Colombian pesos per US dollar, and a total amount of $11,435 at an average forward rate of 507.3 Chilean pesos per US dollar, respectively.

In January and February 2013, the Company entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia, Chile, Peru and Uruguay. Pursuant to the agreements, the Company will purchase a total amount of $2,908 at an average forward rate of 1,805.25 Colombian pesos per US dollar, a total amount of $6,800 at an average forward rate of 486.27 Chilean pesos per US dollar, a total amount of $1,925 at an average forward rate of 2.56 Peruvian soles per US dollar and a total amount of $6,000 at an average forward rate of 20.07 Uruguayan pesos, respectively.

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedges over 60%, 49% and 77% of the purchases in Peru, Colombia and Chile, respectively, for 2012; hedges over 70% of the forecasted purchases in Colombia between February and June 2013, 57% of the forecasted purchases in Chile between April and December 2013, 50% of the forecasted purchases in Peru between February and December 2013 and 49% of the forecasted purchases in Uruguay between March and December 2013). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. As of September 30, 2013, the fair market value of the outstanding derivatives represented a $217 net receivable ($nil at December 31, 2012). The Company made net collections totaling $466 and net payments totaling $635 as a result of the net settlements of these derivatives during the nine-month periods ended September 30, 2013 and 2012, respectively. In addition, the Company recorded unrealized net gains amounting to $683 and unrealized net losses amounting to $877 within the “Accumulated other comprehensive losses” component of shareholders’ equity during the nine-month periods ended September 30, 2013 and 2012, respectively.

Cross-currency interest rate swap

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes issued. Pursuant to this agreement, the Company receives interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian Reais and pays interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matures on July 13, 2016 with exchange of principal.

The Company has designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement is carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company reclassifies the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At September 30, 2013, the fair market value of the swap agreement totaled $9,545 payable ($3,666 at December 31, 2012). During the nine-month periods ended September 30, 2013 and 2012, the Company recorded net unrealized losses of $4,376 and $2,929, respectively, within “Accumulated other comprehensive losses”, of which $1,524 and $2,143, respectively, were reclassified from “Accumulated other comprehensive losses” into income as a result of the hedge relationship. The Company collected $1,503 and $372 of net interest from the counterparty during the nine-month periods ended September 30, 2013 and 2012, respectively.

In October 2013, the Company settled this derivative instrument before its maturity. See Note 14 for details.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
6.            Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2013 and December 31, 2012:

	Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	As of September 30, 2013 (Unaudited)	As of December 31, 2012
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Other receivables	$217	$-
Cross-currency interest rate swap (i)	Derivative instruments	(9,545)	(3,666)
		(9,328)	(3,666)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging

Total equity return swap (ii)	Derivative instruments	$(1,724)	$(3,952)
		(1,724)	(3,952)
Total derivative instruments		$(11,052)	$(7,618)

(i)	Disclosed in the consolidated balance sheet as follows: $1,289 as a current asset and $10,834 as a current liability at September 30, 2013.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the nine-month period ended September 30, 2013 for each type of derivative relationship:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
6.          Derivative instruments (continued)

Additional disclosures (continued)
Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	683	(466)	$-
Cross-currency interest rate swap	(4,376)	1,524	-
Total	(3,693)	1,058	$-

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a loss of $2,545 as an adjustment to foreign exchange results and a gain of $1,021 as an adjustment to net interest expense.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Total equity return swap (i)	(95)
Others (ii)	(42)
Total	(137)

(i)	A $354 gain is recorded within “General and administrative expenses” and a $449 loss within “Net interest expense” in the Company’s consolidated statement of income.
(ii)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the nine-month period ended September 30, 2012 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(877)	635	$-
Cross-currency interest rate swap	(2,929)	2,143	-
Total	(3,806)	2,778	$-

(i)
The loss recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a loss of $2,889 as an adjustment to foreign exchange results and a gain of $746 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.         Derivative instruments (continued)

Additional disclosures (continued)

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Bond swaps (i)	(1,738)
Total equity return swap (ii)	3,645
Others (i)	701
Total	2,608

(i)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.
(ii)	A $3,775 gain is recorded within “General and administrative expenses” and a $130 loss within “Net interest expense” in the Company’s consolidated statement of income.

7.         Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination are automatically settled by the Company.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at September 30, 2013 and December 31, 2012:
	At September 30, 2013 (unaudited)	At December 31, 2012

Current share price (i)	11.85	11.96
Weighted-average base value of outstanding units	6.75	6.22
Expected volatility (ii)	40.1%	37.3%
Dividend yield	2.0%	2.0%
Risk-free interest rate	0.3%	0.4%
Expected term	last vesting date	last vesting date

(i)	Equal to the quoted market price per share at period-end.
(ii)	Based on implied volatility of the Company’s class A shares.

The following table provides a summary of the plan at September 30, 2013:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.         Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)
	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	468,532	563,006	1,031,538
Weighted-average fair market value per unit	4.48	5.65	5.12
Total fair value of the plan	2,099	3,182	5,281
Weighted-average accumulated percentage of service	100.00	81.94	89.12
Accrued liability (iii)	2,099	2,607	4,706
Compensation expense not yet recognized (iv)	-	575	575

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2014 and 2015.
(iii)
The total accrued liability of $4,706 related to outstanding units is disclosed within “Accrued payroll and other liabilities” in the Company’s balance sheet as follows: $3,485 as a current liability and $1,221 as a non-current liability.

(iv)	Expected to be recognized in a weighted-average period of 1.4 years.

During the nine-month period ended September 30, 2013, 1,005,688 units were exercised and 91,995 units were forfeited. The Company made payments totaling $8,671 during the nine-month period ended September 30, 2013 (including $907 related to exercises of fiscal year 2012).

As discussed in Note 6, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The Company has not designated the swap as a hedge. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. The adjustments to the value of the swap tend to offset the adjustments to the carrying value of the Company’s Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is no significant impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation expense (benefit) for the nine-month periods ended September 30, 2013 and 2012 amounted to $1,566 and $ (9,557), respectively. See Note 6 for a discussion of the impact of the equity return swap agreement on the Company’s consolidated statement of income.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.         Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years 2011, 2012 and 2013.  Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted stock units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at each grant date (on the second quarter of each year):

	2013	2012	2011

Grant-date stock price (i)	14.31	14.35	21.20
Weighted-average strike price	14.31	14.35	21.20
Expected volatility (ii)	37.6%	48.0%	28.6%
Dividend yield	2.0%	1.7%	1.1%
Risk-free interest rate	0.4%	0.8%	3.4%
Expected term	last vesting date	last vesting date	last vesting date

(i)   Equal to the quoted market price per Class A share at market-closing of the date of grant.
(ii)  Based on implied volatility of the Company’s class A shares, expect in 2011 which was based on historical 1-year implied volatility of Latin American comparable companies, calculated as the standard deviation on the logarithms of daily price returns, annualized by the squared root of the number of days.

The resulting value of stock options and restricted stock units granted was $1,807 and 3,057, respectively, during the nine-month period ended September 30, 2013; $3,051 and $3,030, respectively, during the fiscal year 2012; and $10,435 and $21,488, respectively, during the fiscal year 2011.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $3,788 and $9,462 during the nine-month periods ended September 30, 2013 and 2012, respectively, of which $1,080 and $5,987 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Stock Options

The following table summarizes the activity of stock options during the nine-month period ended September 30, 2013 and fiscal years 2012 and 2011:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.         Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

	Units	Weighted-average strike price	Weighted- average grant-date fair value
Outstanding at December 31, 2010	-	-	-
2011 IPO special grant	1,046,459	21.20	5.28
2011 annual grant	833,388	21.20	5.89	2
Outstanding at December 31, 2011	1,879,847	21.20	5.55
2012 annual grant	584,587	14.35	5.22
Outstanding at December 31, 2012	2,464,434	19.58	5.47
2013 annual grant	431,726	14.31	4.19
Forfeitures	(447,131)	20.11	5.42
Outstanding at September 30, 2013	2,449,029	18.55	5.25
Exercisable at September 30, 2013	548,416	21.20	5.60

The following table provides a summary of outstanding stock options at September 30, 2013:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	548,416	1,900,613	2,449,029
Weighted-average grant-date fair market value per unit	5.60	5.16	5.25
Total grant-date fair value	3,068	9,801	12,869
Weighted-average accumulated percentage of service	100.0	53.3	64.4
Stock-based compensation recognized in Additional paid-in capital	3,068	5,226	8,294
Compensation expense not yet recognized (iii)	-	4,575	4,575

(i) Related to exercisable awards.
(ii) Related to awards that will vest between fiscal years 2014 and 2018.
(iii) Expected to be recognized in a weighted-average period of 3.3 years.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2013 and fiscal years 2012 and 2011:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.         Share-based compensation (continued)

2011 Equity Incentive Plan (continued)
	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2010	-	-
2011 IPO special grant	782,137	21.20
2011 annual grant	231,455	21.20
Outstanding at December 31, 2011	1,013,592	21.20
2012 annual grant	211,169	14.35
Outstanding at December 31, 2012	1,224,761	20.02
2013 annual grant	213,600	14.31
Partial vesting of 2011 grants (i)	(338,014)	21.20
Forfeitures	(187,364)	20.24
Outstanding at September 30, 2013	912,983	18.20
Exercisable at September 30, 2013	-	-

(i) The Company issued 338,014 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $7,166 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

The following table provides a summary of outstanding restricted share units at September 30, 2013:

Number of units outstanding (i)	912,983
Weighted-average grant-date fair market value per unit	18.20
Total grant-date fair value	16,617
Weighted-average accumulated percentage of service	56.8
Stock-based compensation recognized in Additional paid-in capital	9,431
Compensation expense not yet recognized (ii)	7,186

(i) Related to awards that will vest between fiscal years 2014 and 2018.
(ii) Expected to be recognized in a weighted-average period of 3.3 years.

8.         Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2011 the Company must reinvest an aggregate of at least $60 million per year; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.         Commitments and contingencies (continued)

Commitments (continued)

The Company obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela of $8 million and $5 million for the full year 2013 and 2012, respectively.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At September 30, 2013 the Company maintains a provision for contingencies amounting to $22,279 ($27,818 at December 31, 2012), which is disclosed net of judicial deposits amounting to $7,816 ($7,219 at December 31, 2012) that the Company was required to make in connection with the proceedings. As of September 30, 2013, the net amount of $14,463 is disclosed as follows: $198 as a current liability and $14,265 as a non-current liability. Breakdown of the provision for contingencies is as follows:

	As of September 30, 2013 (Unaudited)	As of December 31, 2012
Tax contingencies in Brazil (i)	$3,720	$4,011
Labor contingencies in Brazil (ii)	10,280	14,256
Others	8,279	9,551
Subtotal	22,279	27,818
Judicial deposits	(7,816)	(7,219)
Provision for contingencies	14,463	$20,599

(i)	Tax contingencies in Brazil. It mainly relates to tax on bank account transactions (CPMF), abolished in 2007.
(ii)	Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business.

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the Pretrial Hearing was held on August 30, 2012. This case trial commenced on September 10, 2012 and has been scheduled for several dates during 2012 and 2013. The Company does not anticipate that the trial hearings will conclude in the second semester of 2013.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.         Commitments and contingencies (continued)

Provision for contingencies (continued)

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

At September 30, 2013, the non-current portion of the provision for contingencies includes $5,281 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

9.         Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which as from January 1, 2013 are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

In January 2013, the Company made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, become part of the Caribbean division with headquarters located in Colombia. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographical divisions.

The following table presents information about profit or loss and assets for each reportable segment:

	For the nine-month periods ended September 30,
	2013 (Unaudited)	2012 (Unaudited)
Revenues:
Brazil	$1,364,490	$1,314,454
Caribbean division	599,540	552,264
NOLAD	305,323	282,513
SLAD	717,954	638,486
Total revenues	$2,987,307	$2,787,717

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.         Segment and geographic information (continued)

	For the nine-month periods ended September 30,
Adjusted EBITDA:	2013 (Unaudited)	2012 (Unaudited)
Brazil	$163,886	$158,636
Caribbean division	42,683	44,665
NOLAD	17,759	17,647
SLAD	77,555	68,954
Total reportable segments	301,883	289,902
Corporate and others (i)	(75,411)	(60,948)
Total adjusted EBITDA	$226,472	$228,954

Adjusted EBITDA reconciliation:

Total adjusted EBITDA	$226,472	$228,954

Plus items excluded from computation that affect operating income:
Depreciation and amortization	(86,479)	(65,306)
Gains from sale of property and equipment	3,171	1,883
Write-offs of property and equipment	(4,245)	(2,999)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(1,080)	(5,987)
Operating income	137,839	156,545

Plus (Less):
Net interest expense	(58,571)	(39,751)
Loss from derivative instruments	(42)	(1,037)
Foreign currency exchange results	(35,255)	(13,071)
Other non-operating expenses, net	(858)	(1,723)
Income tax expense	(21,424)	(30,672)
Net loss (income) attributable to non-controlling interests	75	(180)
Net income attributable to Arcos Dorados Holdings Inc.	$21,764	$70,111

Depreciation and amortization:

Brazil	$43,997	$34,383
Caribbean division	21,151	17,866
NOLAD	21,771	19,902
SLAD	17,494	13,827
Total reportable segments	104,413	85,978
Corporate and others (i)	6,411	5,273
Purchase price allocation (ii)	(24,345)	(25,945)
Total depreciation and amortization	$86,479	$65,306

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.           Segment and geographic information (continued)

	For the nine-month periods ended September 30,
	2013 (Unaudited)	2012 (Unaudited)
Property and equipment expenditures:
Brazil	$71,080	$84,999
Caribbean division	26,480	27,294
NOLAD	18,296	22,162
SLAD	31,434	35,216
Total reportable segments	147,290	169,671
Others	1,865	1,462
Total property and equipment expenditures	$149,155	$171,133

	As of
	September 30, 2013 (Unaudited)	December 31, 2012
Total assets:
Brazil	$915,402	$921,003
Caribbean division	600,828	588,166
NOLAD	402,631	419,545
SLAD	323,893	343,727
Total reportable segments	2,242,754	2,272,441
Corporate and others (i)	272,786	109,636
Purchase price allocation (ii)	(302,184)	(332,914)
Total assets	$2,213,356	$2,049,163

(i) Primarily relates to corporate general and administrative expenses and assets. Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents and guarantee deposits.

(ii) Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,163,777 and $1,176,350 at September 30, 2013 and December 31, 2012, respectively. All of the Company’s long-lived assets are related to foreign operations.

10.        Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

10.        Shareholders’ equity (continued)

Issued and outstanding capital

At December 31, 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

During the nine-month period ended September 30, 2013, the Company issued 338,014 Class A shares in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at September 30, 2013 the Company had 209,867,426 shares issued and outstanding with no par value, consisting of 129,867,426 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 22, 2013, the Company declared a dividend distribution to its shareholders amounting to $50,036, with respect to its results of operations for the fiscal year 2012, which will be paid in four equal installments of $12,509 each on April 5, 2013; July 5, 2013; October 4, 2013 and January 3, 2014. The first and second cash dividend installments were paid on April 5 and July 5, 2013.

Accumulated Other Comprehensive Losses

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of September 30, 2013 and their related activity during the nine-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)
Other comprehensive losses before reclassifications	(36,786)	(3,693)	-	(40,479)
Net losses reclassified from accumulated other comprehensive loss to net income (i)	-	1,058	174	1,232
Net current-period other comprehensive (losses) income	(36,786)	(2,635)	174	(39,247)
Balances at September 30, 2013	(193,253)	(3,776)	(1,039)	(198,068)

(i) The net losses reclassified from “Accumulated other comprehensive losses” to net income related to cash flow hedges amounting to $1,058 are disclosed in the Consolidated Statement of Income as follows: a $466 gain within “Food and paper”; a $2,545 loss within “Foreign currency exchange results” and a $1,021 gain within “Net interest expense”. The net losses reclassified from “Accumulated other comprehensive losses” to net income related to post-employment benefits amounting to $174 are disclosed in the Consolidated Statement of Income as follows: $161 within “Payroll and employee benefits”; $36 within “General and administrative expense”; $67 within “Other operating expense, net” and a $90 gain in “Income tax expense”.

11.           Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted stock units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:
	For the nine-month periods ended September 30,
	2013 (Unaudited)	2012 (Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$21,764	$70,111
Weighted-average number of common shares outstanding - Basic	209,716,012	209,529,412
Incremental shares from assumed exercise of stock options (a)	-	-
Incremental shares from vesting of restricted stock units	331,991	224,164
Weighted-average number of common shares outstanding - Diluted	210,048,003	209,753,576

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.10	$0.33
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.10	$0.33

(a)  Options to purchase shares of common stock were outstanding during the nine-month periods ended September 30, 2013 and 2012. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.           Related party transactions

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm´s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. As of September 30, 2013 Axis Distribution B.V. had borrowed $9,000 from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheet.

12.           Related party transactions (continued)

The following table summarizes the outstanding balances with the Axis Business as of September 30, 2013 and December 31, 2012:

	As of
	September 30, 2013 (Unaudited)	December 31, 2012

Accounts and notes receivables	$2,792	$1,999
Other receivables	72,034	73,664
Miscellaneous	9,506	7,081
Accounts payable	4,734	5,514

The following table summarizes the transactions between the Company and the Axis Business for the nine-month periods ended September 30, 2013 and 2012:

	Period ended September 30,
	2013 (Unaudited)	2012 (Unaudited)

Food and paper (i)	$259,817	$269,079
Occupancy and other operating expenses	6,395	6,737

(i)
Includes $36,673 of logistics service fees and $223,144 of suppliers purchases managed through Axis for the nine-month period ended September 30, 2013; and, $30,525 and $238,554, respectively, for the nine-month period ended September 30, 2012.

In addition, at September 30, 2013 the Company maintained guarantee deposits for the benefit of certain of Axis´ suppliers in the amount of $185 consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers. In the event that Axis does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and the Company will have the right to seek reimbursement from Axis of the amount released. Neither fees nor interest is charged under this agreement with Axis.

As of September 30, 2013 the Company had notes receivable, other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $2,515, $187 and $1,393, respectively.

13.           Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access to the official exchange rate to pay royalties nor dividends.

In June, 2010, the Central Bank had introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies could acquired, with certain limits, U.S. dollars at an exchange rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar. As the Company had access to this system since it was implemented, the Company used such regulated rate to remeasure transactions and balances denominated in local currency.

13.           Venezuelan operations (continued)

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, the Bolívares Fuertes, from the preexisting official exchange rate of 4.30 Venezuelan Bolívares Fuertes per U.S. dollar to 6.30 Venezuelan Bolívares Fuertes per U.S. dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar used by the Company to remeasure transactions and balances denominated in local currency was eliminated. As a result of this devaluation the Company concluded that the new official exchange rate of 6.30 Venezuelan Bolívares Fuertes per U.S. dollar is the rate applicable for remeasurement purposes. During the nine-month period ended September 30, 2013, the Company recognized a foreign currency exchange loss of $15,379 as a result of this devaluation.

Revenues and operating income of the Venezuelan operations were $292,376 and $26,401, respectively, for the nine-month period ended September 30, 2013 and $251,775 and $29,063, respectively, for the nine-month period ended September 30, 2012.

During the nine-month periods ended September 30, 2013 and 2012, the Company performed through its subsidiaries Arcos Dorados BV and Latam LLC several transactions in promissory notes amounting to Bolivares Fuertes 41.0 million and 119.7 million, respectively, pursuant to which it acquired $1,955 and $13,189, respectively. As a result of these transactions, the Company recognized foreign currency exchange losses amounting to $4,553 and $9,382 during the nine-month periods ended September 30, 2013 and 2012, respectively.

As of September 30, 2013, the Company had net monetary assets denominated in Bolivares Fuertes amounting to 683.1 million (equivalent to $108.4 at the official exchange rate), of which 382.9 million were related to cash and cash equivalents (equivalent to $60.8 at the official exchange rate).

14.           Subsequent events

On October 4, 2013 the Company paid the third cash dividend installment disclosed in Note 10 amounting to $12,509.

On October 4, 2013, the Company settled the cross-currency interest rate swap agreement before its maturity for $9,650. As a result, the Company recorded a loss from the early settlement amounting to $4,187.

In October 2013, the Company accepted and exchanged $512 of ADBV 2019 Notes that were tendered after the early exchange date and before the exchange expiration date in connection with the tender and exchange offer that had been launched in September 2013 as disclosed in Note 5. The Company issued additional senior notes due 2023 for an aggregate principal amount of $542 and paid $2 in cash as consideration for this additional exchange.

In October 2013, the Company entered into various forward contracts maturing in 2014 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company will purchase a total amount of $11,160 at an average forward rate of 1,932.12 Colombian pesos per U.S. dollar during the first semester of 2013 and a total amount of $8,134 at an average forward rate of 513.38 Chilean pesos per U.S. dollar during fiscal year 2014. The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payable resulting from the forecasted purchases (hedges over 79.7% of the forecasted purchases in Colombia for the first and second quarter of 2014; hedges over 75.0%, 50.0%, 30.0% and 30.0% of the forecasted purchases in Chile for the first, second, third and fourth quarter of 2014, respectively). The effect of the hedge will result in fixing the cost of goods acquired (i.e. the net settlement or collection will adjust the cost of inventory paid to the supplier).